PRACTUS

August 16, 2019

Mr. Jeff Long
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Review of Forms N-CSR of PFS Funds (the “Trust”)
(File Nos. 333-94671 and 811-09781)

Name of Series of the Trust/Fiscal Year Reviewed:
Castle Focus Fund/June 30, 2018
Wireless Fund/March 31, 2019

Dear Mr. Long:

     This letter provides the Trust’s responses to the comments of the staff of the Securities and Exchange Commission that you provided on August 13, 2019. The comments addressed Form N-CSR and Form N-CEN filings for the series of the Trust and the fiscal years noted above. For your convenience, I have summarized the comments in this letter and provided the Trust’s response below each comment.

General Comment

1. Since the investment adviser to each Fund has committed to pay most of their Fund’s operating expenses, please confirm that each investment adviser is current on its expense payments as it relates to the service providers serving each Fund.

    Response: Each investment adviser has confirmed to the Trust that it is current on payment of all fees and expenses as it relates to the services providers serving the respective Fund(s).

Form N-CEN Filing

2. With regards to the Castle Focus Fund’s Form N-CEN filing, dated September 11, 2018, please confirm whether or not Item B.14 should be marked “yes.” If “yes” is the correct response, please file an amended Form N-CEN to include the additional items required by the Item. If “no” is the correct answer, please take steps to ensure going forward the correct response to this item is checked.

    Response: The Trust incorrectly checked the box “yes.” The Trust will make sure future filings are correct.

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Mr. Jeff Long U.S. Securities and Exchange Commission August 16, 2019

Please contact me at (913) 660-0778 regarding the responses contained in this letter.

Sincerely,

/s/ John H. Lively

John H. Lively

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